Exhibit 99.17

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Thomas Rice, SME Registered Member, and report, NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada USA, dated effective December 31, 2017 (the “Report”), and the information contained in my Report, as described or incorporated by reference in (i) SSR Mining Inc.’s Annual Report on Form 40-F for the year ended December 31, 2019, and (ii) SSR Mining Inc.’s Registration Statements on Form S-8 (File No. 333-219848, 333-185498, 333-196116 and 333-198092), filed with the United States Securities and Exchange Commission.

Dated this 18th day of March, 2020.

Yours very sincerely,

/s/ “Thomas Rice”

Thomas Rice, SME Registered Member